June 30, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Brookfield Canada Office Properties Application for Withdrawal of Registration Statement on Form F-10 (File No. 333-210991)

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”), Brookfield Canada Office Properties, an Ontario, Canada real estate investment trust (the “Trust”), hereby respectfully requests that its Registration Statement on Form F-10 (File No. 333-210991), originally filed with the Securities and Exchange Commission on April 29, 2016, as amended on May 10, 2016, and declared effective on May 11, 2016, together with all exhibits thereto (collectively, the “Registration Statement”), be withdrawn, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Trust requests that the Registration Statement be withdrawn in connection with the previously announced redemption of all of the issued and outstanding trust units of the Trust not already owned by Brookfield Property Partners L.P. (“BPY”) and its subsidiaries pursuant to a redemption agreement dated as of April 20, 2017 between BPY and the Trust. In connection therewith, the New York Stock Exchange filed on June 30, 2017 a Form 25 to delist the Trust’s trust units from the New York Stock Exchange and intends to deregister its shares under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) and to suspend its reporting obligations under the Exchange Act. No securities registered pursuant to the Registration Statement have been sold, offered or issued since the date of the filing of the Registration Statement.

Please provide counsel to the Trust, Mile T. Kurta of Torys LLP, a copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Our attorney’s email is mkurta@torys.com.

If you have any questions regarding the foregoing application for withdrawal, please telephone Mile T. Kurta of Torys LLP at (212) 880-6363.

Yours truly, BROOKFIELD CANADA OFFICE PROPERTIES

By:	/s/ Michelle Campbell
Name:	Michelle Campbell
Title:	Assistant Secretary

cc:	Mile T. Kurta